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June 10, 1994


                     THE LINCOLN NATIONAL LIFE INSURANCE COMPANY

           DESCRIPTION OF ISSUANCE, TRANSFER AND REDEMPTION PROCEDURES FOR
                LINCOLN LIFE FLEXIBLE PREMIUM VARIABLE LIFE ACCOUNT J
                         Pursuant to Rule 6e-3(T)(b)(12)(iii)
                           And to Rule 6e-3(T)(b)(13)(v)(B)

This document describes the administrative procedures to be used by The Lincoln National Life Insurance Company ("Lincoln Life") in the issuance of its flexible premium variable life policy ("Policylt"), the transfer of assets held thereunder, and the redemption by Owners of their interests in the Policy.

I.  UNDERWRITING AND ISSUE

      A.  Application Process

Purchase of the Policy normally begins with the application process. In this process, the applicant completes and signs an application that has been filed and approved by the State Insurance Department. The application contains questions on the identity and health of the proposed insured, as well as other information used in the underwriting and issue process. The application is also signed by the agent, who is a licensed representative of Lincoln Life. In some circumstances involving groups of individuals related by association, employer, or some other affiliation, a shortened form of the application may be used; such form contains fewer questions and the underwriting is either done on a "simplified issue" or a "guaranteed issue" basis.

The application may be submitted to Lincoln Life with or without a premium payment (there are restrictions as to the maximum Specified Amount that may be applied for when premium is accepted with the application). When premium is accepted with the application, a Conditional Receipt is given to the applicant.

      B.  Underwriting Process

The underwriting process consists of a thorough review of the information contained in the application. In addition to this information, the underwriting procedures establish certain other underwriting requirements that must be met for various age and Specified Amount combinations. Such additional requirements would include any or all of such items as follows: inspection reports (by telephone or in person), Medical Information Bureau reports, Attending Physician Statements, Motor Vehicle Reports, and various levels of physical examination by paramedical or medical personnel. The underwriting process results in an evaluation by the underwriter of the nature and degree of mortality risk associated with the proposed insured. The underwriter assigns a classification ranging from "preferred" to "declined," depending on the health, avocations and other criteria of the proposed insured. Table ratings and temporary or flat extra...premiums are used when appropriate. Insureds are also classified on the basis of their tobacco use.

     C. Issue Process

The issue process consists of "building" the policy on the computer system that issues and administers the Policy, as well as the printing and assembling of the policy itself. The underwriting class assigned by the underwriter is reflected in the Cost of Insurance Charges used in the policy. The policy reflects the Specified Amount, beneficiary, and other relevant information contained on the application. The policy is normally delivered by the agent to the applicant or owner; if no premium was accepted with the application, the premium is normally collected when the policy is delivered. In cases where the premium is to be paid by the proceeds of a surrender of an existing life insurance policy, the proceeds are normally paid directly to Lincoln Life by the other insurance company.

The minimum Specified Amount that may be issued is $50,000; there is no stated maximum Specified Amount allowable. Issue ages for the primary insured may be from 0 to 80 inclusive.

     D.  Increases in specified Amount

The owner may apply for increases to the Specified Amount. The underwriting and issue processes for such increases are analagous to those used for new issues, except that if sufficient net cash surrender value exists in the policy to fund the new surrender charges and monthly deductions associated with the increase, no additional premium will be required for the increase.

     E.  Reinstatements

Policies that lapse due to insufficient premium payments or insufficient policy value may be reinstated within 5 years of the date of lapse. An application similar to that required for new issue is required and the proposed insured must qualify for the same underwriting class as originally issued. Premiums sufficient to make the next two Death Benefit Guarantee Monthly Premiums (if the net cash surrender value is negative) or else the next two monthly deductions are required to reinstate the Policy. The period from lapse to reinstatement becomes a period of noncoverage.

II.  PREMIUM PROCESSING

     A.  Initial Premium

Premiums may be paid annually, semi-annually, quarterly, or monthly
Automatic Bank Check. The minimum initial premium required to place the Policy in force is the first modal premium (annual, semiannual, quarterly) or, for Automatic Bank Check policies, the Death Benefit Guarantee Monthly Premium (Minimum Premium) for the first two months of coverage. (The
Minimum Premium is based on the age, sex, classification, Specified Amount, and number and amounts of any riders on the Policy. State insurance laws may prohibit unfair discrimination among insureds but recognize that premiums may be based upon factors such as age, sex, health, and occupation.) Subject to the Minimum Premium requirements for the first policy year and subject to Federal maximum premium limitations, premiums are flexible and may be paid at any time and in any amount.


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Initial premiums are paid: 1) with the application, or 2) upon delivery of the policy, or 3) by proceeds of surrender of a policy issued by another company. All net premiums received prior to the Record Date (generally a date within three business days of the later of the date the last requirement is received or the date of underwriting approval) are allocated to the General Account as of the later of the Policy Date or the date the premium is received. Interest is credited to policy values from the date of allocation to the General Account until the Record Date; the day after the Record Date, the value in the General Account is reallocated to each of the funds and the General Account according to the instructions of the individual (contained in the application or a supplement to the application or any other suitable form). In cases where the initial premium is received later than the Policy Date, the amount credited to the General Account is net of Monthly Deductions (Cost of Insurance and Monthly Charge) for monthly anniversaries preceding the date of receipt.

     B.  Minimum Premiums/Planned Periodic Premiums

The owner must pay sufficient premium to keep the Policy in force at all times. During the first policy year, the Minimum Premium must be paid each month. During the second and third policy year, payment of the Minimum Premium is required only if the net cash surrender value is negative or if the owner wishes to keep the Death Benefit Guarantee (the guarantee that the Policy will stay in force despite negative cash surrender value). After the third policy year, the owner must maintain sufficient net cash surrender value to meet monthly deductions; whenever net cash surrender value is insufficient to meet those deductions, the policy will enter into a 61 day grace period. During the grace period, the owner must make a premium payment sufficient for two months, monthly deductions, or the Policy will lapse at the end of the grace period.

Each owner also elects a planned periodic premium to be paid on a regular basis, e.g. quarterly; the planned premium is the amount normally billed periodically. The owner is not required to pay the planned premium as such and may pay greater or smaller amounts at any time, subject to minimum and maximum limitations. The planned periodic premium may be changed at any time by written request of the owner. Planned premiums received prior to the Record Date are allocated to the General Account in the same fashion as the initial premium; premiums received after the Record Date are allocated to the General Account and each of the funds according to the most recent allocation instructions provided by the owner.

     C.  Loan Repayments

Whenever a loan is outstanding on the Policy, the owner may make payments to reduce the outstanding balance of the loan. The payments reduce the outstanding loan balance by the amount of the loan repayment plus any unearned interest on that amount. The total amount of loan reduction is immediately allocated to the General Account and the funds according to the most recent premium allocation instructions provided by the owner.



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     D.  Unscheduled Payments

Unscheduled payments are payments that are received by Lincoln Life but do not match the planned periodic premium billed to the owner. If such payments are designated as premium payments, they are allocated in the same fashion as planned premiums. If the payments are not designated as premium payments, they are first applied to repay any outstanding loan on the Policy and any excess is then applied as an unscheduled premium.

     E.  Excess Premiums

Excess premiums can occur when a premium payment causes total premiums paid to exceed the maximum Federal premium limitation under section 7702 of the Internal Revenue Code of 1986, as amended. Also, when the owner has given Lincoln Life instructions not to allow the Policy to become a Modified Endowment Contract under section 7702(A) of the IRC of 1986, as amended, excess premiums can result when a premium payment causes total premiums paid to exceed the 7-pay limitation. In either case, Lincoln Life allocates as much premium as possible to the Policy; any excess is then applied first to the repayment of any outstanding loan on the Policy, and any further excess is refunded to the owner. An exception occurs when premiums in excess of the 7-pay limitation or in excess of the maximum Federal premium limitation are received within 15 days of the policy anniversary and the owner has instructed Lincoln Life to hold the premium until it may be paid into the policy on the next policy anniversary.


III.  Redemptions

     A.  Surrenders

The owner may surrender the Policy in whole or in part at any time. Partial surrenders are accomplished by requesting in writing a reduction in the Specified Amount of the Policy; such reduction will result in partial Surrender Charges being deducted from Policy Value. The deduction will be made from the General Account and the funds in proportion to the value in each account. The partial Surrender Charge consists of the Contingent Deferred Sales Charge and the Contingent Deferred Administrative Charge. The remaining Surrender Charge is reduced by the amount of this deduction from Policy Value. In determining the amount of the Surrender Charge, decreases are allocated first to the most recent increase, then to the next most recent increase, and so forth.

Full surrender is accomplished by requesting full surrender in writing on a form suitable to Lincoln Life and results in the full Surrender Charge being deducted from surrender proceeds. The full value in the General Account and each of the funds is deducted from each account and the Surrender Charge is deducted from the total of those amounts; the remaining net cash surrender value is paid to the owner. For surrenders in the first two policy years, a calculation is performed to determine whether any excess sales load has been deducted in the surrender process; if so, the excess sales load is added to the amount of surrender proceeds otherwise calculated and the total is paid to the owner.


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      B.  Lapse

If the owner fails to make required premium payments and the 61 day grace period expires, the policy will lapse. In this case, the surrender Charge and any due and unpaid monthly deductions are deducted from the Policy Value. The full value in the General Account and each of the subaccounts is deducted from each account and the Surrender Charge and other amounts due are deducted from the total of those amounts. For lapses in the first two policy years, a calculation is performed to determine whether any excess sales load has been deducted in the lapse process; if so, the excess sales load is refunded to the owner.

     C.  Withdrawals

After the first policy year, the owner may make withdrawals from the Policy Value once per policy year. The maximum withdrawal is 20% of the net cash surrender value for each policy year when the Surrender Charge is greater than zero; however, as a current practice, the 20% limitation is not enforced for policy years following the tenth policy anniversary. The amount withdrawn is subject to withdrawal charges (see below). The total amount of the withdrawal is deducted from the General Account and each of the funds in proportion to the value in each account, unless the owner has given special instructions to deduct the amount in some other fashion and Lincoln Life has agreed to do so.

At any time that the Surrender Charge is greater than zero, withdrawals incur a withdrawal charge which is currently 3% of the withdrawn amount; at other times, the withdrawal charge is currently $10. The withdrawal charge is guaranteed not to exceed the greater of $25 or 5% of the withdrawn amount when the Surrender Charge is greater than zero, and guaranteed not to exceed $25 at other times. The withdrawal charge consists of a processing fee and a possible early withdrawal penalty. The processing fee is currently $10 (guaranteed not to exceed $25) and the balance of the withdrawal charge (if any) constitutes the early withdrawal penalty. The remaining Surrender Charge is reduced by the amount of any early withdrawal penalty.

Withdrawals may affect the death benefit under the Policy. If the death benefit option is type 1, any withdrawal reduces the Specified Amount by an equal amount. In contrast, if the death benefit option is type 2, withdrawals do not affect the Specified Amount. If the policy value is such that the death benefit is determined by using one of the IRC-required percentages, any withdrawal may reduce the death benefit by as much as the applicable percentage times the amount of the withdrawal.

     D.  Loans

At any time, the owner may borrow amounts up to the total net cash surrender value. Any amount borrowed bears interest of 6.0% in advance (6.38% annual effective rate) and is credited a current interest rate no less than 4.0%. Interest may be paid in cash or added to the loan, in which case the total loaned amount is charged and credited interest as described above. The total amount loaned is transfered from the General Account and each of the funds in proportion to the value in each account, unless the owner has given special instructions to deduct the amount in some other fashion and Lincoln Life has agreed to do so; the amount of the loan is paid to the owner and the amount of the loan reduces the net cash surrender value.



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     E.  Death Benefits

The Policy provides for the payment of the Death Benefit as defined in the policy form upon the death of the insured. Two death benefit types are available: type 1 pays the specified amount of the policy and type 2 pays the specified amount of the policy plus the policy value. Under each death benefit type, the actual death benefit may be larger if required under section 7702 of
the Internal Revenue Code of 1986, as amended. Death   benefit proceeds are
reduced by the amount of any outstanding loan.

The exact amount of the death benefit is determined as of the date of the
insured's death. Effective that day, the policy value in the General   Account
and each of the funds is valued and the results are used in the calculation of the actual death benefit. Interest is paid on the death benefit from the date of death until actual payment to the beneficiaries.

     F.  Accelerated Death Benefits

The owner may elect to attach the Accelerated Death Benefit Rider to the Policy. If benefit claims occur under this rider, a lien is placed against the Policy equal in amount to the benefit paid (increased with interest in arrears until the date of death). The payment of the benefit has no effect on the policy value in the General Account and in each of the funds. When the death benefit is calculated, the amount of the lien (plus interest) is deducted from the death proceeds under the terms of the rider.

III.  Refund Procedures

     A.  Declines and Not-Taken-Outs

In cases where the application is declined by Lincoln Life or the policy is Not-Taken-Out by the owner, all monies received are refunded to the owner without interest; such monies would not have been invested in any of the underlying funds, so no investment experience is possible.

     B.  Free Look Procedures

The Policy contains a Free Look provision that allows the owner to cancel the Policy and receive a full refund of premiums paid. The Free Look period extends to the latest of: 10 days from receipt of the Policy, 45 days from the signing of Part 1 of the application, or 10 days from the mailing or personal delivery of the Notice of Withdrawal Right. Where state insurance regulations so require, the Free Look period may be extended to meet such requirements. If the owner exercises the Free Look privilege, all policy value is removed from the General Account and each of the funds and the full amount of all premiums paid is refunded, without interest or investment experience.

     C.  Suicide

The Policy contains a suicide provision that limits Lincoln Life's liability if the insured commits suicide within two years of the issue of the Policy and again within two years of any reinstatement or any increase in Specified Amount. If it is determined that the insured committed suicide within two


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years of initial policy issue, all policy value is removed from the General
Account and each of the funds and an amount (without interest or investment experience) equal to the following is paid to the owner or beneficiary: all premiums paid, minus any policy loan, plus any unearned loan interest, minus any prior withdrawals, and minus the cost of any riders. Similarly, if suicide occurs within two years of any reinstatement, an amount similarly calculated (except that only premiums paid since the date of reinstatement are refunded) is paid. If suicide occurs within two years of any increase in specified
Amount (and after two years from policy issue), the death benefit for the original Specified Amount is processed normally and any Cost of Insurance Deductions made for the increased Specified Amount are added to the death benefit proceeds (the death benefit of the increased Specified Amount is not paid).

     D.  Incontestibility

The Policy contains a Contestibility provision that allows Lincoln Life to contest the validity of the Policy based on representations made in the application, any supplement to the application, or any application for increase in Specified Amount or any reinstatement application.

     E.  Incorrect Age or Sex

If there is a mistake in the age or sex of the insured that is determined, while the insured is still living, the age and sex are corrected and an adjustment is made to the policy values accordingly. If the mistake is determined in the process of settling the death claim, the death benefit is adjusted to that amount that would be purchased by the most recent cost of insurance at the correct age and sex.

IV.  Transfers

      A.  Transfers From the General Account to the Separate Account

The owner may request to transfer amounts from the General Account to the Separate Account at any time. The maximum amount transferrable from the General Account is 20% of the policy value in the General Account in any twelve consecutive months. However, this limitation is currently waived for the first six policy months. Amounts transferred from the General Account are paid into each of the funds according to the instructions of the owner. Telephone transfers are permitted if the owner has completed the necessary telephone transfer authorization form and correctly identifies himself (based on information contained in the authorization form) prior to making the transfer request. Transfers may be made by other persons who can provide the required authorization information. Transfers are subject to a transfer charge of as much as $10; under current practice, the transfer charge is $0.

      B. Transfers Between Funds and From the Separate Account to the General Account

The owner may request to transfer amounts between the funds or from the Separate Account to the General Account. A maximum of twelve~transfers is permitted per year (including transfers from the General Account to the



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Separate Account). Amounts transferred between funds are redeemed from one fund and purchased into the requested fund as of the day the request is received. Telephone transfers are permitted, as described in the preceding section.

     C.  Transfer Privilege Under Rule 6e-3(T)(b)(v)(B)

At any time in the life of the Policy, the owner may transfer 100% of the value in the funds to the General Account. By so doing, the owner effectively eliminates the investment risks associated with the underlying funds and causes the Policy to benefit from a guaranteed minimum interest crediting rate of 4%. Accordingly, the death benefit and policy values of the Policy will no longer depend on the investment experience of the Separate Account. On the date of transfer of all values to the General Account, the death benefit, net-amount-at-risk, and policy values require no special adjustments.


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